Exhibit 12

LifeCare Holdings, Inc.

Ratio of Earnings to Fixed Charges

($ in Thousands)

	Predecessor Periods		Successor Period		Successor Period
	Year Ended December 31, 2004	Period from January 1 through August 10, 2005	Period from August 11 through December 31, 2005	Pro Forma Predecessor and Successor Combined Period from January 1 through December 31, 2005	Year Ended December 31,
					2006		2007	2008
Earnings adjusted for fixed charges:
Pre-tax income (loss)	$56,191	$(18,327)	$(71,144)	$(49,706)	$(37,119)		$(60,705)	$(19,670)
Add
Fixed charges	13,746	8,041	16,166	37,086	40,504		44,063	46,872
Less
Preferred stock dividend requirements (A)	(4,477)	(2,430)	—	—	—		—	—

Pre-tax income (loss) before fixed charges and less preferred stock dividend requirements of consolidated subsidiaries	$65,460	$(12,716)	$(54,978)	$(12,620)	$3,385		$(16,642)	$27,202

Fixed charges:
Interest expense	$3,550	$1,918	$13,990	$31,217	$34,538		$36,914	$38,431
Interest portion of rent expense	5,719	3,693	2,176	5,869	5,966		7,149	8,441
Preferred stock dividend requirements (A)	4,477	2,430	—	—	—		—	—

Total fixed charges	$13,746	$8,041	$16,166	$37,086	$40,504		$44,063	$46,872

Ratio of earnings to fixed charges	4.8	(B )	(B )	(B )	(B	)	(B )	(B	)

(A)	The preferred stock dividend requirements of consolidated subsidiaries is included in fixed charges (i.e. the denominator of the ratio calculation) but excluded from the numerator of the ratio calculation because such amount was not deducted in arriving at the pre-tax income (loss) from continuing operations, as defined. The preferred stock obligations associated with these dividends were repaid in connection with the Transactions.
(B)	In the period from January 1 through August 10, 2005, the period from August 11 through December 31, 2005, the Pro Forma year ended December 31, 2005, and the years ended December 31, 2006 and 2007 the ratio coverage ratio was less than 1:1. The Company would have had to generate additional earnings as summarized below for each of these periods to have achieved a coverage ratio of 1:1.

Additional Earnings
Predecessor Periods
Period from January 1 through August 10, 2005	$20,757

Successor Period:
Period from August 11 through December 31, 2005	71,144
Pro Forma Period Twelve Months Ended December 31, 2005	49,706
Year Ended December 31, 2006	37,119
Year Ended December 31, 2007	60,705
Year Ended December 31, 2008	$19,670